Exhibit 99(a)(1)(I)

Email to Certain Offerees Transmitting Corrected Election Form

To [EMAIL ADDRESS]

From [            ]@scansource.com

Date: November 7, 2007

Regarding the Company’s Offer To Amend Eligible Options (stock option tender offer) and the e-mail on that issue previously sent to you this morning, if you are receiving this e-mail please use the attached Election Form instead of the Election Form attached to the previous e-mail in making your election. If you have already submitted your Election Form please resubmit your election via the attached Election Form. Thank you for your cooperation.

[See Election Form attached as Attachment B to Exhibit 99(a)(1)(A) to the Schedule TO]